TRANSGLOBE ENERGY CORPORATION ANNOUNCES
BLOCK S-1 YEMEN PRODUCTION BACK ON LINE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, July 18th, 2011 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the repair of the Yemen export pipeline to the Red Sea and resumption of production at Block S-1.

Block S-1, Yemen (25% non-operated working interest)
TransGlobe was advised on July 16th that the export pipeline from Marib to the Ras Issa facility on the Red Sea was repaired on July 15th. The operator of Block S-1 began shipping sales crude oil on July 16th and commenced production from the An Nagyah field. The operator is currently ramping up production from the field and is producing approximately 8,300 Bopd Gross (2,075 Bopd to TransGlobe) this morning. Block S-1 produces a high quality (43 API) sweet crude oil and typically receives Brent pricing.

Block S-1 production (approximately 2,300 Bopd to TransGlobe) was shut in since March 17th, 2011 due to damage to the export pipeline.

The Company will provide updated Guidance for 2011 with the second Quarter financial results which are scheduled for release on Monday, August 8th.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com